Securities Offering Upload Form

Georgia Secretary of State

Submitted On:
October 28, 2021 11:07am
America/New_York

Issuer Name	Entertainment Arts Research, Inc.
Security Offering Type	Regulation A+ Tier 1 Offering
GA Application Number or Permit ID (if applicable)	
SEC Registration Number (if applicable)	024-11608
Contact Person	Milan Saha
Contact Email	milansaha.esq@gmail.com
Documents Included	Cover Letter (*Required for initial filings)
Forms Included	Regulation A Offering Statement (Form 1-A) Consent to Service of Process (Form U-2) Uniform Corporate Resolution (Form U-2A)
File Uploads	https://seam.ly/Pwu2WQre 211027 EARI Reg A_PART II.pdf https://seam.ly/EsinAtUM 211027 EARI Reg A_Part I.pdf https://seam.ly/0TxrKVdY 211927 EARI Form U-2 and U2A.pdf https://seam.ly/yRJZAykw 211028 GA coverletter.pdf